[Bell Logo]

News Release
For immediate release

BELL CANADA ANNOUNCES KEY APPOINTMENTS TO LEADERSHIP TEAM

MONTRÉAL, (Québec) August 1, 2006 – Bell Canada today announced two key appointments to the company’s senior leadership team.

Wade Oosterman is appointed President of Bell Mobility and Bell Distribution Inc. (BDI), as well as Chief Brand Officer of Bell Canada, effective immediately.

Stéphane Boisvert, former Senior Vice-President, Global Client Solutions Sales of Sun Microsystems Inc., is appointed President of Bell Canada’s Enterprise business, effective August 3, 2006.

“We are delighted that these two accomplished individuals will take on the leadership of two of the company’s important business units,” said Michael Sabia, President and Chief Executive Officer of BCE Inc. and CEO of Bell Canada. “Both Wade and Stéphane are recognized as leaders in their respective fields with the proven ability to drive profitable growth in their businesses. Their appointments underscore the intensity of our focus on executing our strategy to position Bell as the communications company for the 21st century,” Sabia added.

As President of Bell Mobility and BDI, Oosterman’s recognized expertise in developing profitable growth strategies will enhance the company’s leadership in wireless products, networks, and customer service for business and consumer customers across Canada.

As Chief Brand Officer for Bell Canada, Oosterman will focus his renowned branding expertise on advancing Bell’s position as Canada’s leading communications company.

“Wade’s appointment – along with Stéphane’s – is the latest example of Bell’s ongoing ability to attract top talent,” Sabia said.

“His commitment to revenue growth and cost reduction will be key ingredients in accelerating Bell Mobility’s progress in the highly competitive wireless industry,” Sabia added. “His unique strengths in delivering innovative products, services, disciplined pricing, and effective distribution structures will make him a major contributor to Bell Canada’s strategy to grow next-generation services.”

“Wade is widely viewed as the pre-eminent marketing executive in the Canadian communications industry, and has a recognized ability to infuse a unified and consistent brand in all elements of the company’s operations,” said George Cope, President and Chief Operating Officer of Bell Canada.

Boisvert will replace Isabelle Courville, who has decided to step down as President of the Enterprise Group (see separate release).

As Senior Vice-President, Global Client Solutions Sales, at Sun Microsystems in Menlo Park, California, Boisvert was responsible for the company’s global technical sales force and professional services. During this period he also served as Chairman of Sun Microsystems Canada.

“Stéphane understands complex technology solutions, new concepts and trends, and how they can have a real impact on customers and their business,” Sabia said. “His proven ability to coordinate sales consultants and solutions architects will help Bell work with customers to determine what they really need in terms of information communications technology services. He will also play a significant leadership role for Bell in Québec.”

“Stéphane’s experience in creating and delivering new service solutions while focusing on financial performance – in terms of revenue, profitability, customer loyalty and market share, and employee satisfaction – will allow our Enterprise Group to further leverage its value proposition in the marketplace,” Cope said.

ABOUT WADE OOSTERMAN

A 20-year veteran of wireless, Oosterman was instrumental in the national build outs of two fast-growing wireless carriers, Clearnet and Telus Mobility. He is recognized for his focus on profitable growth, having developed pricing and product strategies that translated into industry-leading revenue, earnings and cash flow growth for the two carriers.

Oosterman honed his expertise in driving both revenues and cost efficiencies at the executive level with national wireless carrier Clearnet communications where he served as Executive Vice-President of Sales and Marketing until 2000. His disciplined approach to product, pricing and national distribution development was key to the exceptionally strong subscriber, revenue, and earnings growth at the fledgling carrier, including what was the most successful launch by a new wireless company in North American history.

In this role, Oosterman also developed Clearnet’s famed “future friendly” brand and its popular nature-themed marketing campaigns, which garnered multiple Canadian and international marketing, advertising, and design awards for its fresh and friendly approach. The Clearnet brand was later assumed by Telus Corp. after its $6.6 billion acquisition of Clearnet in 2000.

Oosterman became Executive Vice-President, Sales and Marketing for Telus Mobility and chief Marketing Officer for Telus and played a key role in transforming that company’s regional wireless operation into a competitive national wireless carrier that led the industry in profitable growth.

Oosterman began his career in telecommunications as an executive with Bell Cellular Distribution Services Inc., which became the largest sales agent for Bell Mobility’s predecessor company, Bell Cellular.

He obtained a Master of Business Administration degree in 1986 from the University of Western Ontario and is a Director of the Foundation Fighting Blindness – Canada.

ABOUT STÉPHANE BOISVERT

Over a 20-year business career at IBM and Sun Microsystems, Stéphane Boisvert has a consistent track record of customer focus and business results.

From his first assignments as a client manager servicing small and medium businesses in Montréal, through subsequent and more senior roles in Québec City and Toronto dealing with large enterprise customers, leading to global team leader assignments for new service offerings, Boisvert has repeatedly and successfully developed new business solutions to better address customers needs.

Selected as one of Canada’s “Top 40 under 40” in 2000, Boisvert’s work experience includes leadership roles in sales and marketing, e-business solutions, mergers and acquisitions and lead executive responsibility for integrating acquisitions.

In his most recent assignment, as Senior Vice-President, Global Client Solutions Sales, he was named to Sun’s Executive Management Group and as such, was listed as one of the top 25 executives in the global company.

A native of Montréal, Boisvert is a graduate of McGill University.

Boisvert currently serves as a Director of the Board of Wellspring, a cancer support organization with multiple centers in Ontario, and as a Director of the Board of the Canadian-American Chamber of Commerce.

About Bell Canada

Bell Canada is Canada’s national leader in communications with 28 million customer connections across the country. The company provides consumers with simple solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly-owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca, and for corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Ronald Alepian,
Bell Canada, Media Relations
514-870-5077
ronald.alepian@bell.ca